UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

	FORM N-17f-2				OMB APPROVAL
				OMB Number:		3235-0360
				Expires:	February 29, 2024
	Certificate of Accounting of Securities and Similar			Estimated average burden
	Investments in the Custody of			hours per response		1.9
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed: 06/29/2023
811-22127

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:
Columbia Funds Variable Series Trust II

4. Address of principal executive office (number, street, city, state, zip code):
290 Congress Street, Boston, MA, 02210

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC÷s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ▪ 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

June 29, 2023

With respect to securities reflected in the investment account of the fund which is sub-advised by J.P. Morgan Investment Management Inc. (“JPMIM”), we, as members of management of Variable Portfolio - Partners Core Bond Fund (the “Fund”), a series of Columbia Funds Variable Series Trust II, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 2, 2023, and from December 31, 2022 through March 2, 2023.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 2, 2023, and from December 31, 2022 through March 2, 2023, with respect to securities reflected in the investment account of the Fund which is sub-advised by JPMIM.

Columbia Funds Variable Series Trust II - Variable Portfolio - Partners Core Bond Fund

/s/ Daniel J. Beckman
Daniel J. Beckman President and Principal Executive Officer /s/ Michael G. Clarke
Michael G. Clarke Chief Financial Officer, Principal Financial Officer and Senior Vice President /s/ Joseph Beranek
Joseph Beranek Treasurer, Chief Accounting Officer and Principal Financial Officer

Report of Independent Accountants

To the Board of Trustees of Columbia Funds Variable Series Trust II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the investment account of Variable Portfolio - Partners Core Bond Fund (the “Fund”), a series of Columbia Funds Variable Series Trust II, that is sub-advised by J.P. Morgan Investment Management Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 2, 2023. The Fund’s management is responsible for its assertion and the Fund's compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of March 2, 2023, and with respect to agreement of security purchases and sales, for the period from December 31, 2022 (the date of our last examination), through March 2, 2023:

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Reconciliation of all securities shown on the books and records of the J.P. Morgan Investment Management Inc. sub-advised investment account of the Fund to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

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Count and inspection of all securities located in the vault of the Custodian at 780 Delta Drive, Monroe, Louisiana 71203 without prior notice to management or where inspection could not be performed, application of alternative procedures;

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Confirmation of all securities of the J.P. Morgan Investment Management Inc. sub-advised investment account of the Fund held at Clearstream, the Depository Trust Company, Euroclear and the Federal Reserve Bank of New York (the “depositories”) in book entry form and agreement of security totals to the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian; and

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Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the J.P. Morgan Investment Management Inc. sub-advised investment account of the Fund to broker confirmations or, where broker replies were not received, the application of alternative procedures.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 2, 2023 with respect to securities reflected in the investment account of the Fund which is sub-advised by J.P. Morgan Investment Management Inc. is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Columbia Funds Variable Series Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

Minneapolis, Minnesota
June 29, 2023

PricewaterhouseCoopers LLP, 45 South, 7th Street, Suite 3400, Minneapolis, MN 55402T: (612) 596 6000, www.pwc.com/us